China Development Bank

Loan Certificate

Date: November 17, 2011	Contract No.:4403236012009020660

Applicant	Shenzhen BAK Battery Co., Ltd
Currency	RMB	Amount	3,000,000.00
Loan Term	72 months
Usage	Constructing BAK Battery R&D Centre
Annual rate	7.4025%
Loan Account of China Development Bank	1044300028	Deposit Account of Applicant in China Development Bank	44301560040217970000
Stamp of Applicant		Stamp of China Development Bank

     The above loan has been transferred to the applicant’s account.